ASSET PURCHASE AND SALE AGREEMENT

between

KeyOn Communications Holdings, Inc.

as Buyer,

and

Data Sales Co., Inc.

as Seller

Dated as of November ___, 2009

i

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATION OF BUYER TO CLOSE		21

7.1	Officer’s Certificate	21

7.2	Releases, Termination and Other Filings	21

7.3	Deliveries	22

7.4	Accuracy of Representations and Performance of Seller	22

7.5	Absence of Certain Litigation	22

7.6	Equipment Lease Schedule	22

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATION OF SELLER TO CLOSE		22

8.1	Accuracy of Representations and Performance of Buyer	22

8.2	Absence of Certain Litigation	22

8.3	Deliveries	23

ARTICLE 9 CLOSING		23

9.1	Closing	23

9.2	Deliveries by Seller	23

9.3	Deliveries by Buyer	23

ARTICLE 10 SURVIVAL AND INDEMNIFICATION		24

10.1	Survival	24

10.2	Indemnification by Seller	24

10.3	Indemnification by Buyer	25

10.4	Notice of Claims; Assumption of Defense	26

10.5	Settlement or Compromise	26

ARTICLE 11 TERMINATION		27

11.1	Termination of Agreement	27

11.2	Effect of Termination	27

ARTICLE 12 MISCELLANEOUS PROVISIONS		28

12.1	Expenses; Taxes	28

12.2	Headings; Schedules	28

12.3	Counterparts	28

12.4	Rights of Parties	28

12.5	Assignment	28

12.6	Notices	28

12.7	Applicable Law and Remedies	29

12.8	Dispute Resolution	30

12.9	Additional Instruments and Assistance	30

12.10	Severability	30

12.11	Pronouns and Terms	30

12.12	Rules of Construction	30

12.13	Publicity	30

12.14	Entire Agreement	31

12.15	Modification; Waiver	31

SCHEDULES

1.14	Contracts
1.32	Subscribers
1.46	Required Consents
1.49	Subscribers
2.1(a)(1)	Assignment of Trustee dated November 10, 2009

Exhibits

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Bill of Sale

ASSET PURCHASE AND SALE AGREEMENT

          THIS ASSET PURCHASE AND SALE AGREEMENT (“Agreement”) is made as of the ____ day of November, 2009 by and between KeyOn Communications Holdings, Inc., a corporation formed and existing under the laws of the State of Delaware, or a wholly-owned subsidiary thereof (“Buyer”), on the one hand and Data Sales Co., Inc. a corporation formed and existing under the laws of the State of Minnesota (“Seller”), on the other. Buyer and Seller are hereinafter, at times, collectively referred to as the “Parties” and individually as a “Party.”

          WHEREAS, Seller owns certain assets of a bankrupt wireless broadband service provider which provides wireless Internet access and other related Internet services to customers in Texas under the brand name SkyWi (“SkyWi”) (the “Business”); and

          WHEREAS, Buyer desires to buy and Seller desires to sell, all of the assets Seller acquired from the bankruptcy estate and certain other assets used primarily in the Business and the goodwill related to the Business on the terms and conditions contained in this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller, intended to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

                    For purposes of this Agreement, certain terms used in this Agreement and not otherwise defined herein shall have the meanings designated below:

     1.1. “Accounts Receivable” shall mean the rights of Seller as of the Closing Date to payment for services performed or to be performed for customers of the Business, whether earned or unearned, provided such receivables are not older than thirty (30) days and for which no reserve allowance has been previously made.

     1.2. “Accounts Payable” shall mean the obligations of Seller as of the Closing Date to pay for services received, provided such payables have occurred in the Ordinary Course of Business and were incurred not more than 30 days prior to Closing.

     1.3. “Accrued Expenses” shall mean the obligations of Seller as of the Closing Date to pay for services received from third parties prior to the Closing, yet due and owing at some date after the Closing Date, provided such payables have occurred in the Ordinary Course of Business.

     1.4. “Affiliates” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, including, without limitation, any Subsidiary of such Person. “Controlling,” “controlled by” and “under common control with” means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or otherwise.

     1.5. “Agreement” shall mean all or any part of this Asset Purchase and Sale Agreement, including all schedules, exhibits, and appendices, as any of the foregoing may be amended, modified or supplemented in writing from time to time.

     1.6. “Assets” shall have the meaning ascribed to it in Section 2.1(a).

     1.7. “Assumed Liabilities” shall have the meaning ascribed to it in Section 2.2(a).

     1.8. “Bill of Sale” shall mean the Bill of Sale from Seller in the form of Exhibit B attached hereto.

     1.9. “Business” shall have the meaning set forth in the recitals to this Agreement.

     1.10. “Buyer Indemnified Parties” shall have the meaning ascribed to it in Section 10.2.

     1.11. “Closing” shall mean the closing of the purchase and sale of the Assets as contemplated by this Agreement, as set forth with more specificity in Article 9 herein.

     1.12. “Closing Date” shall mean a date that is five (5) business days after the conditions set forth in Articles 7 and 8 have been satisfied (other than those conditions which by their nature are normally satisfied at the Closing) or waived and the Required Consents set forth in Section 9.2 have been procured and delivered, or such other date that is agreed to in writing by the Seller and the Buyer. The Parties shall make all commercially reasonable efforts to effect a Closing no later than thirty (30) days from the mutual execution of the Agreement, provided, however, said date may be extended to such other date as is mutually agreed to in writing by the Parties.

     1.13. “Closing Payment” shall have the meaning ascribed to it in Section 3.1(a).

     1.14. “Contracts” shall mean the material contracts, agreements and arrangements set forth on Bankruptcy Schedule 23 attached hereto.

     1.15. “Deferred Revenue” shall mean all subscription revenue billed to Subscribers with respect to billing periods in excess of one month in the Ordinary Course of Business and consistent with Seller’s past practices of determining deferred revenue for its audited financial statements, whether collected in cash or still remaining as an Accounts Receivable, for which Seller remains obligated to provide service.

     1.16. “Encumbrances” means any and all encumbrances, mortgages, pledges, security interests, liens, Taxes, claims, liabilities, options, commitments, charges, restrictions or other obligations of whatsoever kind, quantity or nature, whether accrued, absolute, contingent or otherwise, which affect title to the Assets.

     1.17. “Excluded Assets” shall have the meaning ascribed to it in Section 2.1(b).

     1.18. “FCC” shall mean the Federal Communications Commission.

     1.19. “GAAP” means generally accepted accounting principles, consistently applied in the United States.

     1.20. “Individual Qualified Subscriber Value” shall mean Three Hundred Twenty Five and 00/100 ($325.00) dollars per Qualified Subscriber.

     1.21. “Intellectual Property” means all patents, trademarks, trademark applications, intent to use trademark applications, service marks, copyrights, trade names (including, without limitation, “SkyWi”), franchises, intellectual property rights, proprietary rights, know-how and all registrations and applications and renewals for any of the foregoing and all goodwill associated therewith, including, without limitation, all Web sites, domain names and e-mail addresses associated with the Business.

     1.22. “Liability” or “Liabilities” shall mean any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred directly or consequentially and whether due or to become due), including any Tax or other liability arising out of applicable statuotry, regulatory or common law, any contractual obligation and any obligation arising out of tort.

     1.23. “Licenses and Permits” shall have the meaning set forth in Section 4.3.

     1.24. “Lien” means any mortgage, deed of trust, pledge, hypothecation, title defect, voting trust agreement, restriction, condition, easement, agreement to sell or purchase, preemptive right, right of first refusal, right of possession or use, security or other adverse interest, encumbrance, claim, option, lien, lease or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, including any written or oral contract to give or grant any of the foregoing.

     1.25. “Losses” means any and all damages (inclusive of any punitive damages), costs, liabilities, losses, judgments, penalties, fines, expenses or other costs (including reasonable attorney’s fees, costs of defense and costs of collection, but excluding consequential damages, lost profits and lost business opportunities).

     1.26. “Material Adverse Effect” means a material adverse effect on the applicable party’s: (a) assets, operations, or financial condition (other than those solely resulting from any possible industry-wide changes, general economic conditions or the unforseeable affects of competition) resulting in a reduction of ten (10) percent or more of monthly gross revenue of the Business; or (b) ability to consummate the transactions contemplated by this Agreement.

     1.27. “Notice of Claim” shall have the meaning set forth in Section 10.4 and Article 10 generally.

     1.28. “Ordinary Course of Business” means the ordinary course of the Business consistent with past practice (including, but not limited to, with respect to quantity and frequency).

     1.29. “Person” means any individual, partnership, limited liability company, limited liability partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity (or any department, agency, or political subdivision thereof).

     1.30. “Prepaid Expenses” shall mean those obligations of the Business which the Business has satisfied prior to Closing as a result of payment, but has not yet received or used the corresponding goods and/or services from third parties.

     1.31. “Purchase Price” shall mean the number of Qualified Subscribers at Closing multiplied by the Individual Qualified Subscriber Value and adjusted by those Purchase Price Adjustments arising under Section 3.2 and all proration adjustments pursuant to this Agreement, to the extent known or then subject to calculation on the Closing Date.

     1.32. “Qualified Subscriber(s)” shall mean Subscribers who receive or have received wireless Internet access service based upon a price plan and promotion existing prior to execution of this Agreement whose payment status is not more than thirty (30) days delinquent on the Closing Date and has not previously indicated to Seller or Buyer as applicable that it intends to terminate service. Subscribers who are not Qualified Subscribers as of Closing may becoome Qualified Subscribers for purposes of Section 3.1 (b) and (c) of this Agreement by subscribing and receviving wireless Internet service and having a payment status that is not more than thirty (30) days delinwuent as of December 31, 2009 or June 30, 2010 as provided. Buyer and Seller agree that the potential number of Subscribers who could be Qualified Subscribers is approximately 850 and included all those Subscribers who were SkyWi Subscribers prior to the SkyWi bankruptcy. For the sake of clarity, the list of Subscribers are attached hereto as Schedule 1.32.

     1.33. “Seller Indemnified Parties” shall have the meaning ascribed to it in Section 10.2.

     1.34. “Subscriber(s)” shall mean each customer of the Business who receives high-speed wireless Internet services from the Business pursuant to a bona fide subscriber agreement, whether or not such subscriber agreement has previously expired, been renewed or presently is in effect.

     1.35. “Taxes” means any and all taxes, sums or amounts assessed or assessable, levied and due by any federal, state or county or other local governmental authority or agency, including without limitation, real and personal property taxes, income taxes, whether measured by gross or net income or profit, franchise, excise, sales and use taxes, employee withholding, social security, unemployment taxes and any other taxes required to be paid by Seller with respect to the Business, including interest and penalties in respect thereof whether disputed or not, and whether accrued, contingent, due, absolute, deferred, unknown or other, together with any and all penalties, interests and additions to all such taxes, sums or amounts.

     1.36. “Tower Leases” shall mean lease and/or sublease agreements by and between Seller and a third-party lessor or sublessor concerning locations used in connection with the Business as listed on Schedule 1.14 attached hereto.

     1.37. “Transport Agreements” shall mean agreements, leases and/or subleases by and between Seller and a third-party concerning Internet bandwidth used in connection with the Business as listed on Schedule 1.14 attached hereto.

     1.38. “UCC” shall mean the Uniform Commercial Code as amended from time to time.

ARTICLE 2
SALE AND PURCHASE OF ASSETS

     2.1. Sale and Purchase. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and receive from Seller, free and clear of all Encumbrances (other than the Assumed Liabilities), all of the Seller’s rights, title and interest in and to the Assets. Buyer shall be entitled to possession of the Assets upon the Closing.

          (a) “Assets” shall consist of the following:

(i)

all of Seller’s tangible personal property in SkyWi if acquired from the Bankruptcy Estate by Assignment from the Trustee (see Schedule 2.1(a)(i) or otherwise is used in the Business (including, without limitation, all equipment, machinery, inventory, parts, leasehold improvements and supplies owned by Seller and located at either customer sites or tower sites, and with resellers used by Seller in the Business);

(ii)	the Tower Leases and Transport Agreements and those Contracts listed on SkyWi’s Bankruptcy Schedule B.23 to the extent in Seller’s possession;

(iii)	the Subscribers, including but not limited to those listed on SkyWi’s Bankruptcy Schedule B.24 and all records relating thereto, including payment history as provided by the Trustee;

(iv)

the Accounts Receivable listed on SkyWi’s Bankruptcy Schedule B.16; however, the proceeds of the Accounts Receivable that are older than thirty (30) days yet collected post-Closing shall be distributed in the following manner: fifty-percent (50%) to Seller and fifty-percent (50%) to Buyer.

(v)	all warranties held by Seller with respect to the Assets to the extent such warranties are available and assignable;

(vi)

all financial and operating records related solely to the Business (including all of the customer lists, books and records, engineering data, equipment lists, parts lists, reseller lists, and customer correspondence and telephone logs relating to the Business) in Seller’s possession on the Closing Date, provided Seller may retain a copy of such records for administrative and audit related purposes only;

(vii)	all of Seller’s goodwill associated solely with the Business;

(viii)	the software used in the Business, to the extent such software is available and assignable; and

(ix)

all Intellectual Property of the Business listed on SkyWi’s Bankruptcy Schedule B.22, to the extent assignable. (b) Excluded Assets. Notwithstanding any provision to the contrary contained in this Agreement, the following items shall not be included in the Assets: (i) SkyWi’s cash and cash equivalents except as otherwise provided, sums in checking, clearing and depository accounts, credit cards or accounts, investments, relating to subscribers of SkyWi’s services who have been cancelled prior to Closing (ii) any assets and records not relating to the Business and all corporate, accounting and tax records relating to the Business, (iii) Seller’s rights under this Agreement and the ancillary agreements thereto.

     2.2. Assumption of Certain Obligations. Buyer shall assume only those liabilities related to the Business or Assets which are referred to in Section 2.2(a) or are otherwise expressly assumed in this Agreement (the “Assumed Liabilities”).

          (a) “Assumed Liabilities” include:

(i)	the Contracts, Transport Agreements and Tower Leases listed on SkyWi’s Bankruptcy Schedule B.23;

(ii)

all obligations of Seller arising or accruing after the Closing Date in respect of the Business’ contracts, agreements and arrangements with Subscribers which were entered into in the Ordinary Course of Business.

     2.3. Excluded Liabilities. Except as expressly set forth above in Section 2.2, Buyer is not assuming any liabilities or obligations of, or related to, Seller, the Assets or the Business. Other than the Assumed Liabilities, in no event shall Buyer assume or incur any liability or obligation under Section 2.2 or Section 2.3 or otherwise in respect of any liability not specifically assumed:

ARTICLE 3
PURCHASE PRICE

3.1 Purchase Price. Buyer shall pay to Seller common stock of the Buyer, with the price per share determined by a 30-day Volume Weighted Average Price (“VWAP Per Share”), ending with the day prior to any announcment of the transaction. The Purchase Price shall be calculated by the number of Qualified Subscribers, which Buyer and Seller agree is 345 as of the date hereof, multiplied by the Individual Qualified Subscriber Value (the “Total Qualified Subscriber Value”). The number of shares to be issued shall be determined by dividing the Purchase Price by the VWAP Per Share. The Purchase Price shall be paid in the following manner:

(a) At Closing, the Buyer shall pay seventy percent (70%) of the Total Qualified Subscriber Value to Seller (the “Closing Payment”); then

     (b) On or before December 31, 2009, Buyer and Seller shall determine the number of Qualified Subscribers, based upon the then existing billing records of the Buyer and the Subscribers as provided in Section 2.1(a)(iii). At that time, Buyer shall then provide the balance of the Purchase Price, determined by the difference between the Closing Payment and the then calculated Total Qualfiied Subscriber Value, if any, in comon stock of the Buyer, using the same VWAP price per share as used at Closing (the “Second Payment”).

     (c) On or before June 30, 2010, Buyer and Seller shall determine the number of Qualified Subscribers, based upon the then existing billing records of the Buyer and the Subscribers as provided in Section 2.1(a)(iii). At that time, Buyer shall then provide a final payment of of the Purchase Price, determined by the different between the Second Payment and the then calculated Total Qualified Subscriber Value, if any, in common stock of the Buyer, using the same VWAP price per share as used at Closing (“Final Payment”). Provided however, that Buyer and Seller may mutually decide in writing that such Final Payment is not required under this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

          As a material inducement to Buyer to enter into this Agreement and to consummate the transaction contemplated hereby, Seller represents and warrants to Buyer as follows as of the date hereof:

     4.1 Organization, Qualification and Authority. The Seller is a corporation duly organized and validly existing under the laws of its State’s jurisdiction, and is in good standing and duly qualified to do business in all jurisdictions where the operation of the Business or the ownership of its properties make such qualification necessary. Seller has the full right, power and authority to execute, deliver and carry out the terms of this Agreement and all documents and agreements necessary to give effect to the provisions of this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and consummation of this Agreement, and all other agreements and documents executed in connection herewith by Seller, have been duly authorized by all necessary action on the part of Seller. No other action, consent or approval on the part of Seller or any other Person or entity is necessary to authorize Seller’s due and valid execution, delivery and consummation of this Agreement and all other agreements and documents executed in connection herewith. In order to effectuate the transactions contemplated in this Agreement, this Agreement and all other agreements and documents executed in connection herewith by Seller, upon due execution and delivery thereof, shall constitute the valid and binding obligations of Seller, enforceable in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

     4.2 Title to Assets. Seller will deliver good, marketable, and exclusive title to the Assets free and clear of all Encumbrances at Closing.

     4.3 Bankruptcy. Certain of the Assets were the subject of the United States Bankruptcy Court for the Northern District of Texas, In Re: SkyWi, Inc., case number 09-45850-RFN-7 and conveyed to Seller pursuant to the Court’s Order Authorizing Trustee to Sell Personal Property Fee and Clear of Liens entered for and on behalf of the Estate of SkyWi, Inc., a copy of which is attached hereto.

     4.4 Availability of Documents. Seller has made available to Buyer copies of all material documents directly related to the Assets in its possession if obtained from the Trustee or otherwise from SkyWi, including without limitation all agreements, contracts, commitments, insurance policies, leases, plans, instruments, undertakings, authorizations, permits, licenses, Intellectual Property listed in the Schedules hereto or referred to herein. Documents shall be available on or before the Closing Date.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

          As a material inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer represents and warrants to Seller as follows as of the date hereof:

     5.1 Organization, Qualification and Authority. Buyer is a corporation duly formed, validly existing and in good standing under the laws of laws of its State’s jurisdiction. Buyer has full right, power and authority to execute, deliver and carry out the terms of this Agreement and all documents and agreements necessary to give effect to the provisions of this Agreement and to consummate the transactions contemplated on the part of Buyer hereby. The execution, delivery and consummation of this Agreement and all other agreements and documents executed in connection herewith by Buyer have been duly authorized by all necessary action on the part of Buyer. No other action, consent or approval on the part of Buyer, any member of Buyer, or any other person or entity is necessary to authorize the execution, delivery and consummation of this Agreement and all other agreements and documents executed in connection herewith. This Agreement, and all other agreements and documents executed in connection herewith by Buyer, upon due execution and delivery thereof, shall constitute the valid binding obligations of Buyer, enforceable in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

     5.2 No Violations. The execution and delivery of this Agreement and the performance by Buyer of its obligations hereunder do not and will not (a) conflict with or violate any provision of the articles of incorporation or similar organizational documents of Buyer, and (b) (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any Encumbrance upon the shares of Buyer, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative, arbitration or governmental body or other third party pursuant to, any law, statute, rule or regulation or any contract, order, judgment or decree to which Buyer is subject or by which any of its assets are bound, except where such conflict or violation would not result in a Material Adverse Effect.

     5.3 Litigation. There is no action, suit or proceeding pending or, to the knowledge of Buyer, threatened against Buyer which might interfere with its ability to consummate the transactions contemplated hereunder.

     5.4 No Governmental or Other Authorization Required. Except as otherwise set forth herein, no authorization or approval of, or filing with, any governmental agency, authority or other body or any other third persons will be required in connection with Buyer’s execution and delivery of this Agreement and any related documents or its consummation of the transactions contemplated hereby and thereby.

     5.5 Buyer’s Acknowledgment. Buyer acknowledges and agrees that, except as expressly provided in Sections 4.1 and 4.2 of this Agreement, Seller has not made, does not make and specifically disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever. Buyer further acknowledges and agrees that any information provided or to be provided with respect to the Assets was obtained from a variety of sources and that Seller has not made any independent investigation or verification of such information. Buyer further acknowledges and agrees that, except as expressly provided in Section 4.1 and 4.2 of this Agreement, and as a material inducement to the execution and delivery of this Agreement by Seller, the sale of the Assets as provided for herein is made on an “AS IS, WHERE IS” CONDITION AND BASIS “WITH ALL FAULTS.”

          Buyer acknowledges, represents and warrants that Buyer is not in a significantly disparate bargaining position with respect to Seller in connection with the transaction contemplated by this Agreement; that Buyer freely and fairly agreed to this acknowledgment as part of the negotiations for the transaction contemplated by this Agreement.

ARTICLE 6
ADDITIONAL COVENANTS

     6.1 Continued Efforts. Seller and Buyer shall each use commercially reasonable efforts to: (a) cause to be fulfilled and satisfied all of the conditions to the Closing which are the responsibility of each party; (b) cause to be performed all of the matters required upon the Closing which are the responsibility of each party; and (c) take such steps and do such acts as may be necessary to make all of its warranties and representations (other than those representations and warranties which are confined to a specific date) true and correct as of the Closing Date with the same effect as if the same had been made, and this Agreement had been dated, as of the Closing Date.

     6.2 Confidentiality. Each Party shall, and shall cause its employees, advisers and agents to, maintain the confidentiality of this Agreement, the terms hereof, and all information and materials obtained from the other party; provided, however, that Buyer and Seller may provide information obtained from the other party to its shareholders, directors, advisors, agents, and employees for the limited purposes of analyzing, negotiating, financing, pursuing, and consummating the transactions contemplated by this Agreement. Seller acknowledges that Buyer is a publicly traded company and as a result may disclose the existence and the terms of this Agreement in accordance with applicable rules and regulations. Upon any termination of this Agreement, Buyer and Seller (and their respective representatives) will promptly return to the other party all materials obtained from such party in connection with the transactions contemplated by this Agreement and will certify the destruction of all copies thereof.

     6.3 Competing Transaction. Unless this Agreement shall have been terminated pursuant to Section 11.1, Seller shall not, directly or indirectly through any officer, director, employee, agent affiliate or otherwise, enter into any agreement, agreement in principle or other commitment (whether or not legally binding) relating to a Competing Transaction or solicit, initiate or encourage the submission of any proposal or offer from any person or entity (including Seller’s officers, partners, employees and agents) relating to any Competing Transaction, nor participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to effect a Competing Transaction. Seller shall immediately cease any and all contacts, discussions and negotiations with third parties regarding a Competing Transaction. Seller shall notify Buyer if any proposal regarding a Competing Transaction (or any inquire or contact with any person or entity with respect thereto) is made and shall advise Buyer of the contents thereof (and, if in written form, provide Buyer with copies thereof).

     6.4 Name of Seller. Upon the Closing, Seller shall cease using any of the words “SkyWi” or any derivatives thereof or any name confusingly similar therewith.

ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATION OF BUYER TO CLOSE

          The obligation of Buyer to purchase the Assets and carry out the other transactions contemplated hereby are, unless waived in writing by Buyer, subject to the satisfaction, on the Closing Date, of the following conditions:

     7.1 Officer’s Certificate. On and dated as of the Closing Date, Seller shall have delivered to Buyer a certificate executed by a duly authorized officer of Seller,

          (a)     Stating that the conditions set forth in Section 9.2 have been satisfied.

     7.4 Releases, Terminations and Other Filings. The Seller shall deliver to the Buyer all necessary authorizations, terminations, releases, amendments and any other filings relating to any Encumbrance on any of the Assets, including but not limited to any filings made pursuant to the UCC.

     7.5 Deliveries. Seller shall have made all deliveries required by Section 9.2.

     7.6 Accuracy of Representations and Performance of Seller. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as though made on and as of such date (provided that representations and warranties which are confined to a specified date shall speak only as of such date), and each and all of the conditions and covenants to be performed or satisfied by Seller hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects.

     7.7 Absence of Certain Litigation. On the Closing Date, no suit, action or other proceeding, including United States Bankruptcy Court for the Northern District of Texas, Case No. 09-45850-RFN-7 or injunction or final judgment relating thereto, shall be pending before any court or governmental or regulatory official or agency, in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, and no investigation that might result in any such suit, action or proceeding shall be actually pending.

     7.8 Equipment Lease Schedule. On or before the Closing Date, Buyer and Seller shall execute a Term Sheet, whereby Seller agrees to finance up to $75,000 of hardware costs, to be purchased by Seller, pursuant to the existing Master Equipment Lease executed by and between Buyer and Seller, such other terms and conditions to be memorialized in the Term Sheet and related documents.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATION OF SELLER TO CLOSE

          The obligation of Seller to sell, assign, transfer and deliver the Assets to Buyer hereunder and to carry out the other transactions contemplated hereby are, unless waived in writing by the Seller, subject to the satisfaction at or prior to the Closing Date of the following conditions:

     8.1 Accuracy of Representations and Performance of Buyer. The representations and warranties contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such Date, and each and all of the conditions and covenants to be performed or satisfied by Buyer hereunder at or prior to the Closing Date shall have been duly performed or satisfied.

     8.2 Absence of Certain Litigation. On the Closing Date, no suit, action or other proceeding, or injunction or final judgment relating thereto, shall be threatened or pending before any court or governmental or regulatory official or agency, in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, and no investigation that might result in any such suit, action or proceeding shall be actually pending.

     8.3 Deliveries. Buyer shall have made all deliveries required by Section 9.3.

ARTICLE 9
CLOSING

     9.1 Closing. The consummation of the transactions contemplated hereby will take place at the offices of KeyOn Communications Holdings, Inc. located at 11742 Stonegate Circle, Omaha, Nebraska 68164, on the Closing Date, provided that the written approvals required in Section 9.2 have been delivered and the conditions set forth in Articles 7 and 8 are satisfied (other than those conditions which by their nature are normally satisfied at the Closing) or waived. If the Closing has not occurred by the Closing Date because of a material breach of contract by one of the Parties, the breaching Party shall remain liable for breach of contract. The Parties agree that in the event they do not meet in person to close this transaction, that faxed and/or couriered executed documents shall be acceptable to close this transaction and that each Party shall work in good faith to ensure timely consummation of the transaction on the Closing Date.

     9.2 Deliveries by Seller. At or prior to the Closing, Seller shall deliver to Buyer the following items, in form and substance reasonably satisfactory to Buyer, provided that the obligation of Seller to make such deliveries shall depend upon the performance by Buyer of its obligations hereunder:

(a)

the Bill of Sale, duly executed by Seller, and such other instruments of transfer and conveyance required to vest in Buyer good and marketable title to the tangible personal property included in the Assets;

(b)	the Assignment and Assumption Agreement, duly executed by Seller;

     9.3 Deliveries by Buyer. At or prior to the Closing, Buyer shall deliver to Seller the following items, in form and substance reasonably satisfactory to Seller, provided that the obligation to make such deliveries shall depend upon the performance by Seller of its obligations hereunder:

(a)	An instruction letter to deliver the number of restricted shares of common stock in the name of Seller as determined by Section 3.1 of this Agreement.

(b)	the Assignment and Assumption Agreement, duly executed by Buyer;

ARTICLE 10
SURVIVAL AND INDEMNIFICATION

     10.1 Survival. Unless otherwise provided for herein, the representations and warranties of the parties contained in this Agreement or in any other certificate, report or other writing delivered pursuant hereto shall survive until the twelve-month anniversary of the Closing Date.

     10.2 Indemnification by Seller. Seller, its Affiliates, assigns and successor’s in interest agree to indemnify and defend Buyer, its officers, directors, shareholders, agents and each of its Affiliates (the “Buyer Indemnified Parties”) against, and agree to hold it and them harmless from, any Losses incurred or suffered by any of the Buyer Indemnified Parties relating to or arising out of any of the following:

(a)

any breach of, or inaccuracy in, any representation or warranty made by Seller pursuant to this Agreement or any certificate, document, writing or instrument delivered by Seller pursuant to this Agreement;

(b)	any breach of or failure by Seller to perform any covenant or obligation of Seller set out in this Agreement.

Notwithstanding anything herein contained to the contrary, Seller shall have no indemnification obligation to Buyer under Section 10.2 with respect to any claim of which Buyer gives notice to Seller later than the three-month anniversary of the Closing Date.

     10.3 Indemnification by Buyer. Buyer agrees to indemnify and defend Seller, its officers, directors, shareholders, agents and each of its and their Affiliates (the “Seller Indemnified Parties”) against, and agrees to hold it and them harmless from, any Losses incurred or suffered by any of the Seller Indemnified Parties relating to or arising out of any of the following:

(a)

any breach of or any inaccuracy in any representation or warranty made by Buyer pursuant to this Agreement or any certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

(b)	any breach of or failure by Buyer to perform any covenant or obligation of Buyer set out in this Agreement;

(c)	the Assumed Liabilities;

(d)	any claim by, or on behalf of or with respect to, and any obligation or liability or loss relating to, employees of Buyer employed in connection with the Business and arising after the Closing Date.

Notwithstanding anything herein contained to the contrary, other than indemnification with respect to claims for the failure of Buyer to satisfy the Assumed Liabilities, Buyer shall have no indemnification obligation to Seller under Section 10.3: with respect to any claim of which Seller gives notice to Buyer later than the three-month anniversary of the Closing Date.

     10.4 Notice of Claims; Assumption of Defense. The indemnified party shall give prompt notice to the indemnifying party, in accordance with the terms of Section 12.6, of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder, specifying with reasonable particularity the basis therefore and giving the indemnifying party such information with respect thereto as the indemnifying party may reasonably request (but the giving of such notice shall not be a condition precedent to indemnification unless the indemnifying party is materially prejudiced by the failure to give such notice). The indemnifying party may, at its own expense, (a) participate in and (b) upon notice to the indemnified party and the indemnifying party’s written agreement that the indemnified party is entitled to indemnification pursuant to Section 10.2 or Section 10.3 for Losses arising out of such claim, suit, action or proceeding, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof; provided, that (y) the indemnifying Party’s counsel is reasonably satisfactory to the indemnified Party and (z) the indemnifying Party shall thereafter consult with the indemnified Party upon the indemnified Party’s request for such consultation from time to time with respect to such claim, suit, action or proceeding. If the indemnifying Party assumes such defense, the indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying Party. Whether or not the indemnifying Party chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof. In the event that the indemnifying Party elects not to assume the defense of any claim, suit, action or proceeding, such election shall not relieve the indemnifying Party of its obligations hereunder.

     10.5 Settlement or Compromise. No Party shall settle or compromise any claim, suit, action or proceeding without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed. Any settlement or compromise made or caused to be made by the indemnified Party or the indemnifying Party, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in Article 10 shall also be binding upon the indemnifying Party or the indemnified Party, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise.

ARTICLE 11
TERMINATION

     11.1 Termination of Agreement. The parties may terminate this Agreement as provided below:

(a)	Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)

Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller of the breach, and the breach has continued without cure before the Closing Date, or (ii) if the Closing shall not have occurred on or before December 1, 2009, by reason of the failure of any condition precedent under Article 7 hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement);

(c)

Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Buyer of the breach, and the breach has continued without cure before the Closing Date, or (ii) if the Closing shall not have occurred on or before December 1, 2009, by reason of the failure of any condition precedent under Article 8 hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

     11.2 Effect of Termination. If either party terminates this Agreement pursuant to Section 11.1, all rights and obligations of the Parties hereunder, other than the confidentiality obligations set forth in Section 6.6, shall terminate without any liability of any party to any other party (except for any liability of any party then in breach).

ARTICLE 12
MISCELLANEOUS PROVISIONS

     12.1 Expenses; Taxes. Each of Buyer and Seller shall bear all of its own expenses in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including without limitation all fees and expenses of its agents, representatives, counsel and accountants.

     12.2 Headings; Schedules. The subject headings of the sections and subsections of this Agreement are included only for purposes of convenience, and shall not affect the construction or interpretation of any of its provisions. Any disclosure made by Seller in a Schedule hereto shall be deemed a disclosure on all Schedules hereto.

     12.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures on this Agreement delivered by fax or telecopier shall be considered original signatures for purposes of effectiveness of this Agreement.

     12.4 Rights of Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the Parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any Party to this Agreement, nor shall any provision give any third persons any right of subrogation or action against any Party to this Agreement.

     12.5 Assignment. The rights and obligations of the parties to this Agreement or any interest in this Agreement shall not be assigned, transferred, hypothecated, pledged or otherwise disposed of without the prior written consent of the non-assigning Party which consent may be withheld in such Party’s sole discretion. Notwithstanding the foregoing, the Buyer shall have the right to assign its interests herein to an Affiliated entity.

     12.6 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if delivered by facsimile or email (with notice of receipt), or if served personally on the party to whom notice is to be given, or if delivered by overnight private carrier, on the date of delivery and properly addressed as follows:

To Seller prior to the Closing Date:

Data Sales Co., Inc.
Attn: Paul Breckner, President
3450 Burnsville Parkway
Burnsville, MN 55337
952-895-3320
Email: pbreckner@datasales.com

With a copy (which shall not constitute notice but which is nonetheless required for notice) to:

John R. Beattie, Esq.
Messerli & Kramer P.A.
100 South Fifth Street, Suite 1400
Minneapolis, MN 55402
612-672-3662
Email: jbeattie@messerlikramer.com

To Buyer:

KeyOn Communications Holdings, Inc.
4061 Dean Martin Drive
Las Vegas, NV 89103
Email: jason.lazar@keyon.com
702-403-1225

With a copy (which shall not constitute notice but which is nonetheless required for notice) to:

Michael J. Semack, Esq.
Solomon Pearl Blum Heymann & Stich LLP
40 Wall Street, 35th Floor
New York, NY 10005
212-267-7600
Email: msemack@solpearl.com

Any party may change its address for purposes of this paragraph by giving the other parties written notice of the new address in the manner set forth above.

     12.7 Applicable Law and Remedies. The terms, conditions and other provisions of this Agreement and any documents or instruments delivered in connection with it shall be governed and construed according to the internal laws of the State of New York (other than the choice of law rules thereof) except as to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters, the jurisdiction under which such entity derives its powers shall govern. Subject to the provisions of Section 10.6, all remedies at law, in equity, by statute or otherwise shall be cumulative and may be enforced concurrently or from time to time and, the election of any remedy or remedies shall not constitute a waiver of the right to pursue any other available remedies.

     12.8 Dispute Resolution. Each of the Parties submits to the exclusive jurisdiction of any state or federal court sitting in New York, New York, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees to not bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect to any such action or proceeding. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served. Nothing in this Section will affect the right of any Party to serve legal process in any other manner permitted by or at equity.

     12.9 Additional Instruments and Assistance. Each party hereto shall from time to time execute and deliver such further instruments, provide additional information and tender such further assistance as the other party or its counsel may reasonably request in order to complete and perfect the transactions contemplated herein.

     12.10 Severability. If any provision of this Agreement is held or deemed to be invalid or unenforceable to any extent when applied to any person or circumstance, such invalidity or unenforceability shall not affect the remaining provisions of this Agreement; the remaining provisions hereof and the enforcement of such provision with respect to other persons or circumstances, or to another extent, shall not be affected thereby and each provision hereof shall be enforced to the fullest extent allowed by law. Moreover, the invalid or inoperative provision shall be reformed and construed so that it shall be valid and enforceable to the maximum extent permitted.

     12.11 Pronouns and Terms. In this Agreement, the singular shall include the plural, the plural the singular, and the use of any gender shall include all genders.

     12.12 Rules of Construction. Each party acknowledges that its legal counsel participated in the preparation of this Agreement and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.

     12.13 Publicity. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party; provided, however, that after the Closing the parties may (i) make appropriate announcements to customers of the Business, and (ii) make a public announcement to the effect that the transaction has occurred (without any financial information), each after consultation with, and approval of, the other party; and provided further that either party may make any public disclosure it believes in good faith is required by applicable law.

     12.14 Entire Agreement. This Agreement and the schedules and exhibits delivered in connection herewith constitute the entire agreement of the parties with respect to the subject matter hereof, and supercedes all prior and contemporaneous negotiations and agreements, whether oral or written, between the Parties which are expressly merged into and superseded by this Agreement, and there are no representations, warranties or other agreements amont the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby.

     12.15 Modification; Waiver. Except as specifically provided herein, no change, modification, amendment, addition or termination of this Agreement or any part thereof shall be valid unless in writing and signed by or on behalf of the party to be charged therewith. No provision of this Agreement or any default, misrepresentation, or breach of warranty or agreement under this Agreement may be waived except in writing executed by the party against which such waiver is sought to be enforced. Neither the failure nor any delay by any Person in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise or such right, power, or privilege or the exercise of any other right, power, or privilege. In addition, no course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

          IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the date first above written.

Data Sales Co., Inc.

By:

Name:
Title:

KeyOn Communications Holdings, Inc.

By:

Name:
Title: